SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: July 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐No  ☒

This Report on Form 6-K Contains:

–	Adecco SA H1, 2003 (Media Release figures as per 29 June 2003)

MEDIA RELEASE

Second quarter net income up 26% in EURO year over year, up 35% in local currency

Highlights:

•	Group Sales for the second quarter down 8% at EUR 4.0 billion (but unchanged in local currency); operating income before amortisation up 7% at EUR 135 million (up 16% in local currency); NIBA[1] up 26% at EUR 87 million (up 35% in local currency)

•	Group Sales for the half year down 7% at EUR 7.9 billion (up 1% in local currency); operating income before amortisation down 2% at EUR 248 million (up 8% in local currency); NIBA[1] up 11% at EUR 152 million (up 21% in local currency)

•	Group operating costs for the second quarter down 15% (down 6% in local currency) due to continued tight cost control in all operational areas resulting in further productivity improvements

•	Operational gearing continues to improve at Group level in the second quarter demonstrated by growth in operating income before amortisation of 16% on unchanged revenues, all in local currency

•	Cash-flow generated from operations was EUR 185 million in the first half of 2003, tripled from EUR 66 million in the first half of 2002

•	Net debt reduced by EUR 672 million year-over year, a reduction of 36%, to EUR 1.2 billion

•	Ajilon narrowed the sales gap in the second quarter and improved profitability significantly

•	Under USGAAP operating income for the first half was EUR 246 million (EUR 252 million in 2002) and net income for the same period was EUR 150 million (EUR 136 million in 2002)

•	Currency effects reduced reported sales, operating income before amortisation and NIBA[1] by 8%, 9% and 9% respectively in the second quarter

CHESEREX, SWITZERLAND, July 23, 2003—Commenting on the results Jérôme Caille, Adecco Group Chief Executive Officer said:

“I am again pleased with the results we have achieved this quarter. We have extended the improvement in operational gearing achieved last quarter at Adecco Staffing to the whole Group, converting unchanged sales in local currency into an operating income improvement of 16%.

The economic environment remains very tough and sales growth is elusive but we have responded appropriately by extending the cost reductions begun in the first quarter. The good result this quarter has been achieved by the efforts of our outstanding team of colleagues throughout the world and I congratulate them on their hard work throughout these difficult market conditions.”

Sales

Group sales for the second quarter were unchanged in local currency at EUR 4,034 million, but sales were down 8% in EUR due to adverse exchange rate movements. In the Adecco Staffing division, which represented 89% of group revenues, sales grew by 1% in local currency. Sales were up in Spain, USA and Japan. Market share gains were achieved in Europe.

In North America sales were up 5%, principally due to the USA where sales grew by 6%.

In Asia/Pacific sales were again up 11%, with a 12% increase in Japan.

In the Ajilon Professional Division, which represented 10% of group revenues, sales were down by 6% in local currency, down 18% in EUR, but continued narrowing the sales gap with 2002.

[1]	Net income before amortisation

In the LHH/Career Services Division, which represented 15% of group profits, sales were down by 5% in local currency, down 21% in EUR, less than the 8% reduction seen in the first quarter.

Gross Margin

Overall this quarter, gross margins remained under pressure, but the rate of erosion slowed compared to the first quarter. At the Group level gross margin was down by almost 0.7% to 17.1% from 17.8% in the second quarter of 2002.

Of this difference 0.2% was due to currency mix changes with no impact from changes in business mix among the divisions; lower average fees for permanent placement accounted for 0.1% of the difference and lower temporary staffing margins accounted for 0.4% (0.3% attributable to US Adecco Staffing, where additional costs for worker’s compensation and state unemployment insurance were incurred, although at a lower level than that experienced in the first quarter and 0.1% due to all other changes, including the mix of higher and lower margin business).

Operating Costs

The Group reduced operating costs this quarter by 6% when measured in local currency and by 15% when measured in EUR. The ratio of operating costs to sales this quarter improved to 13.8% of sales compared with 14.9% last year. We have reduced headcount by around 3,000 (-10%) full time equivalents (FTE) since June last year despite servicing about the same volume of business, maintaining the branch network and thus improving productivity. We also maintained tight control over all other operating costs.

Operating Income before Amortisation

Operating income before amortisation was EUR 135 million this quarter, up 16% in local currency, representing a return on sales of 3.4%, which is 0.5% better than last year’s level. Operating income before amortisation measured in EUR was up 7% due to adverse currency changes.

NIBA1

NIBA1 increased in the quarter by 35% in local currency over last year to EUR 87 million.

Interest expense reduced by EUR 12 million due to the reduced level of debt and the reclassification in the second quarter of bank charges from interest expense to operating expense. This reduced interest expense and increased operating expense compared to 2002 for the quarter by EUR 4.0 million and by EUR 4.0 million for the first half.

The tax rate provision this quarter was 27% compared with 29% in the second quarter of 2002.

NIBA1 measured in EUR was up 26%.

Net Debt and Cash Flow

Net debt at the end of the quarter was EUR 1,184 million, including off-balance sheet debt. This represented a reduction of EUR 107 million during the quarter and a reduction of EUR 672 million or 36% from the level a year ago. Strong cash flow from operations of EUR 97 million in the second quarter contributed to this reduction.

Currency Impact

Adecco began presenting its results in EUR for the first time from the beginning of 2003. The results have been negatively impacted by currency fluctuations due to the strengthening of the EUR against most currencies, but especially the US Dollar, compared with the second quarter of last year. This reduced sales by 8% and operating income before amortisation and NIBA1 by 9% each.

Felix Weber, Adecco Group Chief Financial Officer, commented: “Strong operating cash flow of EUR 185 million tripled from the previous year and contributed to the reduction of net debt. Working capital was effectively managed and DSO was in this quarter maintained at 58 days compared to last year. We further reduced our cost base by 6% in local currency and improved productivity.”

Adecco Staffing Division

Adecco Staffing is the number 1 in the world, ranked number 1 in 11 of the 13 most important staffing markets.

The major accomplishment this quarter was the extension of operating gearing: we converted sales growth of 1% in local currency into a profit improvement of 9% (sales down 6% and profit up 3% in EUR), despite the pressure on gross margin.

•	Sales at Adecco France declined by 3%, but profitability was improved principally due to cost reductions, while maintaining the branch network.

•	Sales in Adecco USA grew by 6% in local currency (down 15% in EUR), but profitability was again affected by higher costs for workers compensation and unemployment insurance. Costs were in line with last year.

•	Adecco UK sales were up 6% and profit was ahead 78% in local currency (down 6% and up 60% in EUR, respectively) due to successful branch openings.

•	Adecco Japan gained market share with sales growth of 12% in local currency (down 2% in EUR) and demonstrated operational gearing with 31% growth in profit in local currency (up 14% in EUR).

•	Adecco Italy sales were down 1% in EUR, while market share remained at a high level.

•	In Germany, one of the key markets for the future, sales were down by 6% but profitability improved significantly from last year’s levels. We also continued to lead industry efforts towards a more favorable regulatory environment.

•	Adecco Spain, with a 28% market share, was again the best in class with sales up 8%; gross margin up 13%; costs down 11% and profit up by 64%.

Ajilon Professional Division

Ajilon Professional is ranked world number 3 in the professional staffing market.

Sales for the quarter were EUR 393 million and operating income before amortisation was EUR 16 million, a 4.1% return on sales. The recovery in profitability at this division is now firmly established resulting from our focus over the past year on aggressive cost reduction initiatives. Contribution for the quarter was triple that of a year ago in local currency.

LHH/Career Services Division

Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market. This division contributed 15% of group profit on only 2% of group sales in the first half.

The improving employment market in the USA has resulted in a cyclical reduction in the demand for outplacement services with sales 5% less in local currency (21% in EUR). We cut operating costs by 3% (20% in EUR) and thereby contained the profit reduction to 7% in local currency (24% in EUR) to EUR 17 million.

jobpilot /e-HR Services Division

At jobpilot, we achieved positive results in most of the countries. We continue to develop and leverage successfully the synergies with the Adecco Group companies.

Technology Update

Our new web based technology (AdeccoWeb) is one of the key drivers behind our increased productivity and affords us a competitive advantage. After successfully completing the system rollout to the UK and France we continued the deployment throughout our European operations.

This technology is completely transforming our branch model. It allows direct online access to clients and candidates and also enables our branches to exchange in real time client and candidate information. The Group now manages over five million candidates in our shared databases.

Outlook

In the current very challenging market environment, at Adecco Group we will continue to focus on those parameters that are within our control: improving productivity and operating gearing through aggressive sales and marketing activities, tighter cost controls and further investment in people and technology.

US GAAP Results

For the six months ended June 29, 2003, the Adecco Group reported under US Generally Accepted Accounting Principles (US GAAP) revenues of EUR 7.9 billion, operating income of EUR 246 million, which includes EUR 2 million amortisation of intangibles and a net income of EUR 150 million.

According to Chief Financial Officer, Felix Weber, “Adecco continues to consider operating income before amortisation and net income before amortisation (NIBA) to be the most relevant benchmarks of the Adecco Group’s financial performance, as management believes that this represents a better measurement of the operational performance.

Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to risks and uncertainties. The Adecco Group’s actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors as set forth in the Adecco Group’s reports on Form 20-F made pursuant to the Securities Exchange Act of 1934. For instance, the Adecco Group’s results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: our ability to successfully implement our growth and operating strategies, fluctuations in interest rates or foreign currency exchange rates, changes in economic conditions, changes in the law or government regulations in the countries in which the Adecco Group operates, instability in domestic and foreign markets, our ability to obtain commercial credit, and changes in general political, economic and business conditions in the countries or regions in which the Adecco Group operates. In addition, the market price of the Company’s stock may be volatile from time to time as a result of, among other things: the Adecco Group’s operating results, the operating results of other staffing service providers, and changes in the performance of global stock markets in general.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 65 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Further information can be found at the Investor Relations page at www.adecco.com.

Contacts at Adecco m & c:

Corporate Investor Relations	Chief Financial Officer
investor.relations@adecco.com or ++41 1 878 8884	felix.weber@adecco.com or ++41 1 878 8880

Selected Financial Highlights

EUR millions	Three months ended		% change		Six months ended		% change
	June 29, 2003	June 30, 2002	EUR	Constant	June 29, 2003	June 30, 2002	EUR	Constant
Net service revenues	4,034	4,375	-8%	0%	7,866	8,436	-7%	1%
Operating income before amortisation	135	127	7%	16%	248	253	-2%	8%
Net income before amortisation	87	69	26%	35%	152	137	11%	21%
Net income	86	68			150	136

Net income per share
Basic					0.80	0.73
Diluted					0.79	0.72

Net income per share before amortisation
Basic					0.81	0.74
Diluted					0.81	0.72

Weighted average shares					186,698,165	186,426,299
Diluted shares					192,084,638	193,583,191

Net income before amortisation is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, net income before amortisation does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies.

Net Service Revenue by Division and Geographical Split

Net Services Revenues	Three months ended		% Change
EUR millions	June 29, 2003	June 30, 2002	EUR	Constant
By Division
Adecco Staffing	3,579	3,821	-6%	1%
Ajilon Professional	393	479	-18%	-6%
Career Services	55	71	-21%	-5%
e-HR & Others	7	4	73%	72%

Total	4,034	4,375	-8%	0%

By Region
Europe	2,576	2,684	-4%	-2%
North America	955	1,155	-17%	2%
Asia Pacific	404	414	-2%	11%
Rest of World	99	122	-20%	10%

Total	4,034	4,375	-8%	0%

Net Services Revenues	Six months ended		% Change
EUR millions	June 29, 2003	June 30, 2002	EUR	Constant
By Division
Adecco Staffing	6,928	7,294	-5%	2%
Ajilon Professional	806	985	-18%	-7%
Career Services	119	153	-22%	-6%
e-HR & Others	13	4	228%	226%

Total	7,866	8,436	-7%	1%

By Region
Europe	4,941	5,085	-3%	-1%
North America	1,936	2,303	-16%	3%
Asia Pacific	795	798	0%	10%
Rest of World	194	250	-23%	11%

Total	7,866	8,436	-7%	1%

Additional information available upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA (Registrant)

Dated: 23 July 2003	By:	/s/ FELIX WEBER
Felix Weber Chief Financial Officer

Dated: 23 July 2003	By:	/s/ HANS R. BRÜTSCH
Hans R. Brütsch Corporate Secretary